FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

Anadolu Efes Has Released Its Financial Results Prepared in Accordance With IFRS as of and for the period ended 30.09.2004

Profitable Growth Continues


24%
1.158
938
Million liters
YTD Q3 2003
YTD Q3 2004

- **Consolidated Revenues are at 759 million USD in YTD Q3 2004**
  - Turkey Beer at 385 million USD
  - International Beer at 306 million USD, up 56%
  - International Coca-Cola at 73 million USD

Total Soft Drinks Sales Volume


27%
195
million unit case
YTD Q3 2003

- **Consolidated COP at 261 million USD**
  - Turkey Beer at 169 million USD
  - International Beer at 79 million USD, up 47%
  - International Coca-Cola at 17 million USD

- **Consolidated Net Income of 122 million USD**

- **Coca-Cola İçecek** (Turkish Coca-Cola Bottling Business accounted for on equity basis)
  - Revenue of 533 million USD *(IFRS)*
  - COP of 83 million USD *(IFRS)*

Efes Beverage Group



- Anadolu Efes Biracılık ve Malt Sanayii A.Ş. (Anadolu Efes), listed in the Istanbul Stock Exchange (AEFES.IS), is the holding company of Efes Beverage Group's beverage interests as well as an operating company, under which Turkey beer operations are managed. The Efes Beverage Group is composed of Anadolu Efes and its subsidiaries and affiliates that produce and market beer, malt, soft drinks across a geography including Turkey, Russia, the CIS countries and Southeast Europe. The Group operates with 14 breweries, 4 malteries and 9 Coca-Cola bottling facilities in 9 countries and has an annual brewing capacity of around 2.0 billion liters, malting capacity of 150,000 tons and Coca-Cola bottling capacity of close to 420 million unit cases per year.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

RECEIVED DEC 2 7 2004

Consolidation Principles 	• The reviewed consolidated interim financial statements of Anadolu Efes as of and for the period ended at 30.09.2004 prepared in accordance with International Financial Reporting Standards ("IFRS") also includes the restatements based on IAS 29 (Financial Reporting in Hyper-inflationary Economies). • The consolidation is composed of Anadolu Efes and its subsidiaries in which Anadolu Efes holds the majority stake; including Efes Pazarlama (marketing, sales & distribution of beer products in Turkey), Tarbes (hops production in Turkey), Efes Sınai (Efes Invest - international Coca-Cola operations), Efes Breweries International (international beer operations). • The equity and net income attributable to minority shareholders are shown separately in the balance sheet and income statement, respectively. • Coca-Cola İçecek ("CCI"), in which Anadolu Efes holds a 33.3% stake is accounted for by using the equity method based on CCI's IFRS financial statements, including IAS 29. A brief summary of the IFRS as well as USGAAP financial statements of CCI is also presented as an attachment of this announcement. • Alternatifbank, majority stakes owned by the parent Anadolu Group in which Anadolu Efes has 7.5% indirect share, is carried with its market value as an investment.
Consolidated Results (Anadolu Efes) **Revenue Breakdown**  Int. Beer 40% / Int. Coke 10% / Turkey Beer 50%	• In YTD Q3 2004 our consolidated beer sales volume reached 1,158 million liters growing by 24% vs YTD Q3 2004. • Our total soft drinks volume including the Turkish Coca-Cola operations grew by 27% reaching 247 million unit cases in YTD Q3 2004. • Consolidated sales revenues reached 759 million USD on the back of strong growth in all business segments. • 50% of total Group revenues generated in international operations. • Consolidated Cash Operating Profit (COP) was 261 million USD in YTD Q3 2004 with a margin of 34%. • Consolidated Net Profit was realized at 122 million USD in YTD Q3 2004. • At the end of Q3 2004 Net Financial Debt further decreased to 65 million USD from 98 million USD at the end of 1H 2004.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC

December 21st, 2004

File: 082-04144

Turkey Beer Results


EFES
Pilsen


Beer Sales Volume
Million liters
6%
542
575
YTD Q3 2003
YTD Q3 2004

- The domestic beer sales volume of our Turkish beer operations grew by 5% in YTD Q3 2004 and reached 543 million liters.
- Together with the export volumes, which grew by 22% in the period over YTD Q3 2003, total sales volume of our Turkish beer operations reached 575 million liters in YTD Q3 2004, posting an increase of 6% over 542 million liters in YTD Q3 2003.
- Sales Revenues of 385 million USD was reached in YTD Q3 2004 resulting in improved Gross Profit and Operating Profit levels of 245 million USD and 131 million USD, respectively.
- COP was 169 million USD with an impressive margin of 44% and Net Income was realized at 98 million USD in YTD Q3 2004.
- Our Turkish operations attained a net cash position of 10 million USD as of end of Q3 2004 vs a net financial debt position of 22 million USD as of end of 1H 2004.

International Beer Results
(Efes Breweries International)


Beer Sales Volume
48%
396
584
YTD Q3 2003
YTD Q3 2004

- Our brewing operations in Commonwealth of Independent States ("CIS"), Eastern Europe and the Balkans are managed by Efes Breweries International N.V. ("EBI"), incorporated in the Netherlands and a 70% subsidiary of Anadolu Efes.
- EBI currently operates 9 breweries and 2 malteries with a total annual capacity of 11 million hectoliters of beer and 50,000 tons of malt.
- EBI maintains top three positions in the beer markets it operates, with leading beer brands in the local premium and mid-priced segments.
- EBI completed a successful listing of GDRs on the London Stock Exchange in October 2004 and currently is a publicly traded company (IOB: EBID). The offering is effected by means of an offer of new shares by EBI and existing shares held by certain selling shareholders, except for Anadolu Efes. Therefore the shareholding of Anadolu Efes in EBI decreased from 85% to 70% following the listing.
- Sales volumes of our international beer operations further grew by 48% in YTD Q3 2004 reaching 584 million liters over a base of 396 million liters in YTD Q3 2003.
- Consequently, the share of international beer volumes, including Turkey originated exports, increased to 53% in YTD Q3 2004, exceeding the contribution by our Turkish beer operations.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38

FOR GENERAL RELEASE TO THE PUBLIC

December 21st, 2004

File: 082-04144

International Beer Results
(Efes Breweries International)
(cont.)


Sales Volume
Russian Fed. 67%
Other 3%
Moldova 14%
Kazakh. 9%
Romania 7%
- Other includes Serbia, Ukraine, HQ & consolidation adjustments
- Includes 50% of Romanian JV


Net Revenue
Russian Fed. 76%
Other 3%
Romania 4%
Moldova 9%
Kazakh.
- Other includes Serbia, Ukraine, HQ & consolidation adjustments
- Includes 50% of Romanian JV


EBITDA
Other 3%
Russian Fed. 78%
Moldova 10%
Kazakh. 9%
Other includes Serbia, Ukraine, 50% of Romanian JV, HQ & consolidation adjustments

• EBI is currently the **third largest brewer in Russia** with 8% market share by value *(AC Nielsen for YTD Q3 2004)*, growing its volumes by 62% in YTD Q3 2004 over the same period in 2003 vs an estimated market growth of 13%.

• **"Stary Melnik"**, our local premium brand, is the 4th largest beer brand in Russia by value and is the leading brand in Moscow *(AC Nielsen for YTD Q3 2004)*.

• In Kazakhstan, **"Karagandinskoe"**, with 15% market share, continues to be the number one beer brand in Kazakhstan *(AC Nielsen for YTD Q3 2004)*. Our sucessful Kazakh business posted 30% volume growth in YTD Q3 2004 over the same period in 2003.

• Our sales volume in Moldova grew by 22% in YTD Q3 2004. EBI is leading both the beer market and the CSD market in Moldova, with 76% and 50% market share, respectively *(MEMRB YTD July/August 2004)*.

• Our brewing operation in Serbia-Montenegro delivered a solid 102% sales volume growth in YTD Q3 2004 versus YTD Q3 2003. Following the acquisition of the Zajecar Brewery in September 2004, EBI is currently the third largest brewer with 10% market share *(Serbia& Montenegro Brewers Association, September 2004)*.

• "Interbrew Efes Brewery", our 50%-50% joint venture with Interbrew in Romania, accounted for 7% of the total international beer sales volume in YTD Q32004.

• Net sales on a consolidated basis in YTD Q3 2004 and YTD Q3 2003 were approximately 306 million USD and 196 million USD, respectively, reflecting growth of approximately 56% over the same period in the previous year and exceeding volume growth for the same period.

• EBI reported EBITDA of 79 million USD in YTD Q3 2004 reflecting a growth of 47% over 53 million USD for the same period in the previous year.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC

December 21st, 2004

File: 082-04144

International Coca-Cola Results

Sales Volume Breakdown


Azerbaijan
32%
Kyrgyzstan
9%
Kazakhstan
59%

• Our International Coca-Cola operations are conducted by **Efes Sınai Yatırım Holding A.Ş. ("Efes Invest")** which is a 52% subsidiary of Anadolu Efes. Efes Invest (EFES.IS) is listed both in Istanbul and London Stock Exchanges (EFEZ).

• Efes Invest is currently the largest carbonated soft drinks system in Central Asia exclusively serving the total population in its territories. It owns and operates 3 Coca-Cola franchises in Kazakhstan (CCAB), Azerbaijan (ACCB) and Kyrgyzstan (CCBB), in addition to Turkmenistan where the company is the largest shareholder, with an annual bottling capacity of 43 million unit cases. Efes Invest is the clear market leader in all four markets.

• Bottling operations in Kazakhstan, Kyrgyzstan and Azerbaijan in which Efes Invest holds majority shares are fully consolidated in its results. Turkmenistan franchise, 33% subsidiary of Efes Invest, is consolidated on equity basis.

• Consolidated Sales Volume reached 32 million unit cases in YTD Q3 2004, representing an increase of 50% from 21 million unit cases in YTD Q3 2003.

• Efes Invest reported a consolidated Net Sales Revenue of 73 million USD in YTD Q3 2004 resulting in a Gross Profit of 25 million USD.

• An Operating Profit of 14 million USD was generated in YTD Q3 2004, due to efficiencies attained both in production and operational items.

• An ever-highest COP margin of 23% was attained in YTD Q3 2004, with a COP level of 17 million USD and a Net Profit of 9.3 million USD was generated.

• Net financial debt of Efes Invest was 9 million USD as of end of Q3 2004.

• CCAB commenced construction of a new production facility located 25 kilometers outside of Almaty (Kazakhstan), near the existing brewery of EBI, which will increase the bottling capacity of Efes Invest in Kazakhstan to 39 million unit cases. Commercial production in the new facility is expected to start in May 2005.

• Accordingly, total annual bottling capacity of Efes Invest franchises, including the Turkmenistan franchise, will increase to 67 million unit cases.

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

CCI Results


Sales Volume
Million unit cases
24%
173
215
YTD Q3 2003
YTD Q 2004

• **Coca-Cola İçecek A.Ş. ("CCI")** is the largest bottler and the distributor, by volume, of non-alcoholic commercial beverages in Turkey. Anadolu Efes is the largest local shareholder of CCI with 33% stake.

• CCI's sales volume reached 215 million unit cases in YTD Q3 2004, growing by 24% over the same period in 2003.

• Net Sales revenue and Operating Profit of CCI in YTD Q3 2004, based on IFRS, was 533 million USD and 46 million USD, respectively.

• CCI posted a COP of 83 million USD and a Profit Before Tax of 43 million USD in YTD Q3 2004.

• As a result, net profit in YTD Q3 2004 was 14 million USD.

• Net financial debt of CCI was at 38 million USD as of end of Q3 2004, down from 80 million USD as of end of 1H 2004.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

ANADOLU EFES (Efes Beverage Group) CONSOLIDATED INCOME STATEMENT Prepared in accordance with IFRS for the period ended 30.09.2004 (million USD)

	YTD Q3 2004
NET SALES	**758,6**
COST OF SALES	(336,7)
GROSS PROFIT	**421,9**
OPERATING EXPENSES	(237,8)
OPERATING PROFIT	**184,1**
Income/(expense) from associates	4,6
Financial income/(expense),net	5,8
Foreign exchange gain/(loss), net	(2,9)
Monetary gain/(loss), net	0,1
PROFIT before tax and Minority Interest	**191,8**
INCOME TAX	(53,1)
NET PROFIT before Minority Interest	**138,7**
Minority Interest	(16,5)
NET PROFIT	**122,2**
CASH OPERATING PROFIT (COP)	**260,7**

Note 1: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 2: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried with its market value as an investment.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 4: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 5: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted for by equity method.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

EFES

FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

SEC MAIL PROCESSING RECEIVED DEC 27 2004 WASH. D.C. SECTION 202

Coca-Cola

ANADOLU EFES (Efes Beverage Group)
CONSOLIDATED BALANCE SHEET as of 30.09.2004 (million USD)
Prepared in accordance with IFRS

	30.09.2004		30.09.2004
CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES	107,7	SHORT-TERM BORROWINGS	82,8
TRADE RECEIVABLES, net	139,9	CURRENT PORTION OF LONG-TERM BORROWINGS (Including lease obligations)	27,1
DUE FROM RELATED PARTIES	29,0	TRADE AND OTHER PAYABLES	132,6
INVENTORIES, net	112,5	DUE TO RELATED PARTIES	6,5
PREPAYMENTS and OTHER CURRENT ASSETS	28,5	INCOME TAX PAYABLE	23,9
TOTAL CURRENT ASSETS	**417,5**	PROVISIONS	0,3
INVESTMENT IN ASSOCIATES	113,3	**TOTAL CURRENT LIABILITIES**	**273,2**
INVESTMENT IN SECURITIES	14,4	LONG-TERM BORROWINGS – (net of current portion and including lease obligations)	62,4
PROPERTY,PLANT,EQUIPMENT, net	538,0	EMPLOYEE TERMINATION BENEFITS	10,2
INTANGIBLE ASSETS, net	4,5	DEFERRED TAX LIABILITY	21,8
GOODWILL, net	165,9	OTHER NON-CURRENT LIABILITIES	45,0
DEFERRED TAX ASSET	5,0	**TOTAL NON-CURRENT LIABILITIES**	**139,5**
PREPAYMENTS and OTHER NON-CURRENT ASSETS	15,6	MINORITY INTEREST	138,0
TOTAL NON-CURRENT ASSETS	**856,6**	**TOTAL EQUITY**	**723,5**
TOTAL ASSETS	**1.274,1**	**TOTAL LIABILITIES & S.HOLDERS EQUITY**	**1.274,1**

Note 1: Coca-Cola İçecek (CCI), in which Anadolu Efes holds a 33,3% stake is accounted for by using the equity method.

Note 2: Alternatifbank, majority stakes owned by the parent Anadolu Group, in which Anadolu Efes decreased its shareholding to 7.5% in 2003 is carried with its market value as an investment.

Note 3: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 4: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

TURKISH BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the period ended 30.09.2004 (m USD)
Prepared in accordance with IFRS

	YTD Q3 2004
Volume (m lt)	**575,1**
Net Sales	385,2
Gross Profit	**245,4**
Operating Profit	**131,3**
Financial income/(expense), net	7,2
Foreign exchange gain/(loss),net	(0,8)
Monetary gain/(loss), net	(0,8)
Profit before tax and Minority Interest	**136,9**
Income Tax	(38,6)
Net Profit before Minority Interest	**98,3**
Minority Interest	-
Net Profit	**98,3**
CASH OPERATING PROFIT (COP)	**168,8**

Note 1: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: EBG headquarter expenses that are classified under "Operating Expenses" in the consolidated financial statements of the EBG are reclassified under "Other Expenses" in the results of the domestic beer operations.

TURKISH BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 30.09.2004 (m USD)
Prepared in accordance with IFRS

	30.09.2004
Cash, cash equivalents and marketable securities	65,6
Trade receivables, net	104,8
Inventories	51,3
Total current assets	**270,0**
Investments in associates	473,2
Property, plant and equipment, net	177,7
Investment in securities	12,7
Total non-current assets	**678,6**
Trade and other payables	72,4
Short-term borrowings (including current portion of long-term debt and lease obligations)	49,9
Total current liabilities	**149,6**
Long-term borrowings - (net of current portion and including lease obligations)	5,3
Total non-current liabilities	**63,4**
Minority Interests	-
Shareholder's Equity	**735,7**
Total Assets	**948,6**

Note 1: Anadolu Efes subsidiaries, excluding brewing subsidiaries in Turkey, are stated on cost basis in order to provide more comprehensive presentation.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

INTERNATIONAL BEER OPERATIONS
SUMMARY INCOME STATEMENT
for the period ended 30.09.2004 (m USD)
Prepared in accordance with IFRS

	YTD Q3 2003	YTD Q3 2004
Volume (m lt)	395,6	583,8
Net Sales	195,7	305,8
Gross Profit	96,6	149,9
Operating Profit	34,7	51,0
Financial income/(expense), net	(3,5)	(4,7)
Foreign exchange gain/(loss), net	2,1	1,7
Other income/(expense), net	28,4	(0,8)
Monetary gain/(loss) - net	-	-
Profit before tax and Minority Interest	61,6	47,1
Income Tax	(6,0)	(11,7)
Net Profit before Minority Interest	55,6	35,4
Minority Interest	(3,4)	(6,6)
Net Profit	52,2	28,8
EBITDA	53,5	78,6

Note 1: EBITDA is earnings before interest, tax, depreciation and amortization and other non-cash items, excluding income/(expense) incurred as a result of holding activities including but not limited to gain/(loss) on sale of participations and equity income, if any.

Note 2: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 3: Figures for Efes Breweries International obtained from the financial statements as of and for the period ended 30.09.2004 prepared in accordance with IFRS.

INTERNATIONAL BEER OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 30.09.2004 (m USD)
Prepared in accordance with IFRS

	30.09.2004
Cash, cash equivalents and marketable securities	35,3
Trade receivables, net	29,6
Inventories	47,3
Total current assets	132,9
Intangible assets	67,7
Property, plant and equipment, net	306,8
Other non-current assets	2,2
Total non-current assets	382,4
Trade and other payables	40,6
Short-term borrowings *(including current portion of long-term debt and lease obligations)*	53,0
Total current liabilities	123,0
Long-term borrowings - (net of current portion and including lease obligations)	57,7
Total non-current liabilities	72,5
Minority Interests	69,5
Shareholder's Equity	250,3
Total Assets	515,3

Note 1: Interbrew Efes Brewery in which Efes Breweries International holds 50% stake is accounted for by using proportionate consolidation.

Note 2: Figures for Efes Breweries International obtained from the financial statements as of and for the period ended 30.09.2004 prepared in accordance with IFRS.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63

FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

INTERNATIONAL COCA-COLA OPERATIONS
SUMMARY INCOME STATEMENT
for the period ended 30.09.2004 (m USD)
Prepared in accordance with IFRS

	YTD Q3 2004
Volume (m U/C)	**31,9**
Net Sales	**72,6**
Gross Profit	**24,5**
Operating Profit/(Loss)	**13,6**
Financial income/(expense), net	(0,1)
Translation gain/(loss), net	(0,4)
Gain/(loss) from investment in associates	(0,2)
Profit before Tax and Minority Interest	**12,9**
Income Tax	(2,5)
Net Profit before Minority Interest	**10,4**
Minority Interest	(1,1)
Net Profit	**9,3**
CASH OPERATING PROFIT (COP)	**17,0**

Note 1: Sales volumes include carbonated and non-carbonated non-alcoholic beverages as well as other distributed products.

Note 2: Cash Operating Profit ("COP") comprises of operating profit (excluding net other income (expense)), depreciation and other relevant non-cash items up to operating profit.

Note 3: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 4: Figures for Efes Invest obtained from the financial statements prepared in accordance with IFRS as of and for the period ended 30.09.2004 and reviewed by independent auditors.

INTERNATIONAL COCA-COLA OPERATIONS
HIGHLIGHTED BALANCE SHEET ITEMS
as of 30.09.2004 (m USD)
Prepared in accordance with IFRS

	30.09.2004
Cash, cash equivalents and marketable securities	5,4
Trade receivables, net	4,8
Inventories	13,9
Total current assets	**31,5**
Property, plant and equipment, net	53,0
Goodwill, net	1,5
Investment in associates	2,4
Total non-current assets	**62,4**
Trade and other payables	10,0
Short-term borrowings *(including current portion of long-term debt)*	8,0
Total current liabilities	**25,6**
Long-term borrowings, net of current portion	6,6
Total non-current liabilities	**10,8**
Minority Interests	6,1
Shareholder's Equity	**51,4**
Total Assets	**93,9**

Note 1: Turkmenistan franchise, 33% subsidiary of Efes Invest, is accounted by equity method.

Note 2: Figures for Efes Invest obtained from the financial statements prepared in accordance with IFRS as of and for the period ended 30.09.2004 and reviewed by independent auditors.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

FOR GENERAL RELEASE TO THE PUBLIC
December 21st, 2004
File: 082-04144

SUMMARY FINANCIALS of COCA-COLA İÇECEK (CCI)

(million USD unless stated otherwise)	YTD Q3 2004 IFRS	YTD Q3 2004 USGAAP
Sales Volumes (million unit cases)	215,3	216,6
Net Sales	533,3	590,3
Cash Operating Profit	82,7	103,6
Operating Profit	45,8	78,6
Profit before Tax	42,9	66,7
Net Profit	14,3	47,2

	30.09.2004 IFRS	30.09.2004 USGAAP
Shareholder's Equity	332,7	310,2
Total Assets	475,2	447,8
Net Financial Debt	38,1	30,5

Note 1: Cash Operating Profit ("COP") comprises of operating profit (excluding other operating income), depreciation and other relevant non-cash items up to operating profit.

Note 2: Sales volume difference between IFRS & USGAAP results is due to differences in the number of days in the respective accounting periods.

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Muhtar Kent
(CEO & President)
tel: 90 216 586 80 14
facsimile: 90 216 586 80 16
e-mail: muhtar.kent@efespilsen.com.tr

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Manager)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr